AGENIX

AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net

04045954

82-34639

~~SEC#82-5258~~

RECEIVED
NOV - 3 2004
SEC MAIL PROCESSING SECTION
WASH. D.C. 188

SUPPL

22 October 2004

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 18 October 2004.

We are providing a copy of this announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

PROCESSED
NOV 0 9 2004 SC.
THOMSON
FINANCIAL

Neil Leggett
Company Secretary

dw 11/8

AGENiX

Company Announcement

18 October 2004

ThromboView® gets green light for Phase II US clinical trial

Agenix Limited [ASX: AGX, NASDAQ OTC: AGXLY] today announced the US Food and Drug Administration (FDA) has activated the Investigational New Drug (IND) application for the company's innovative blood-clot imaging technology, ThromboView®, enabling the first Phase II trial to commence.

The first 4 US clinical trial sites will now submit the ThromboView® package to their respective Institutional Review Boards for approval to commence patient enrolment.

Agenix Managing Director, Mr Don Home, said the clinical investigators expect the first patients to commence the Phase II trial within the next 8 to 12 weeks.

"This next stage of the development of ThromboView® is proceeding well and on schedule," Mr Home said.

"We were very well prepared for the FDA's requirements. Our application was incredibly detailed drawing on the results of the Phase Ia and Ib trials in Australia."

The IND filed by Agenix in August 2004 for FDA review under US federal regulations was over 5,600 pages in 25 volumes.

"The FDA had relatively few questions during a teleconference with Agenix on 30 September and the additional information FDA requested has been provided by Agenix today," Mr Home said.

"This is a testament to the commercialisation and regulatory compliance skills of the Agenix team."

The Phase II trial is expected to last 12 months and will test the diagnostic accuracy of ThromboView® in the detection of initial and recurrent Deep Vein Thrombosis (DVT) compared with the current diagnostic gold-standard method, contrast venography. The trial will involve an estimated 150 DVT patients.

All aspects of the trial including study design, study operating procedures, timeline and patient recruitment strategies have been reviewed and endorsed by the clinical investigators.

"With the excitement that the clinical investigators showed for the product we are confident ThromboView® will not only achieve our expectations but may well exceed them," Mr Home said.

"We believe ThromboView® can assist the accurate diagnosis of a range of patients who present with a suspicion of blood clots and enable the physician to prescribe appropriate treatment with confidence."

The diagnosis of blood clots is a worldwide medical issue. There is currently no single test available to definitively identify blood clots.

Agenix wholly-owned subsidiary, AGEN Biomedical Limited, is a world leading supplier of D-dimer point-of-care or laboratory tests which are used to help quickly exclude the possibility of blood clots.

However, diagnostic imaging procedures to locate and confirm clots represent a US$3 billion market.

Up to 4 million imaging procedures are undertaken each year in the USA alone to diagnose blood clots. This number is expected to grow with an aging population and the increased risk of blood clots in elderly patients. For many patients these imaging procedures give uncertain results and it is believed that ThromboView® will help provide a definitive diagnosis in these cases.

ThromboView® detects blood clots by injection of a few millilitres of radiolabelled clot-binding antibody into a patient with suspected DVT or pulmonary embolism. The antibody flows through the body and attaches to blood clots, which are then detected by a standard imaging camera.

The US is the largest market for ThromboView® and many world-renowned thrombosis experts who are based in Canada and the US are involved in the Agenix trial program.

ENDS

For more information contact:
Mr Donald Home
Managing Director
Agenix Limited
Ph: +61 7 3370 6300

Agenix Limited [ASX:AGX, NASDAQ OTC: AGXLY] is a global health and biotechnology company based in Brisbane, Australia. The Company runs a suite of highly profitable and established businesses in human and animal health diagnostics, and is focused on growing its world-leading molecular diagnostic imaging R&D program. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body, and could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 190 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.

www.agenix.com